Very Cool Update to Share

MM Madeleine MacRae
To: Kristy Bianchi <kristy@blackdiamondcreative.us>

Sun 6/12/2022 3:39 PM

Hi Kristy!

It's been a while since we've been in touch, and I wanted to give you a quick little update.

I have been intensely working on Homepro Toolbox and, over the past two months, I have been deep in the learning curve of how to launch a crowdfunding round of capital. It's been an intense two-month journey. And it has been TOTALLY WORTH IT because I just launched my campaign.... It's on a platform called Wefunder and I would love it if you would check it out!
Here is the link to the Wefunder.

One of the coolest things about Wefunder is that people can own part of the businesses that they are supporting and helping to build. Feel free to share this with any of your team members who have worked on my project. The Logos that you created for this brand have been just perfect and I so so so appreciate your contribution!

With joy and gratitude,

Madeleine

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

All the best,

Madeleine MacRae